UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 31)

ATLAS CORP.

(Name of Issuer)

Common shares, $.01 par value per share

(Title of Class of Securities)

Y0436Q109

(CUSIP Number)

Deep Water Holdings, LLC c/o Washington Corporations 101 International Drive P.O. Box 16630 Missoula, MT 59808 (406) 523-1300	Kyle Roy Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 103 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kevin Lee Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 103 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 103 P.O. Box. 2490 Jackson, WY 83001 (307) 773-9437	Washington Investments, LLC c/o Washington Corporations 101 International Drive P.O. Box 16630 Missoula, MT 59308 (406) 523-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Christopher H. Cunningham

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

Phone: (206) 370-7639

Fax: (206) 370-6040

October 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0436Q109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is Washington Investments, LLC, whose sole member is The Roy Dennis Washington Trust (the “Dennis Washington Trust”), may be deemed to be beneficially owned by Washington Investments, LLC. Washington Investments, LLC may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust. Jerry K. Lemon, the manager of Deep Water and Washington Investments, LLC, has voting and investment power with respect to the Common Shares held by Deep Water. Mr. Lemon disclaims any beneficial ownership of the Common Shares beneficially owned by Deep Water, Washington Investments, LLC, the Dennis Washington Trust and Dennis R. Washington.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Washington Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by Washington Investments, LLC may be deemed to be beneficially owned by the Dennis Washington Trust.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Roy Dennis Washington Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by the Dennis Washington Trust may also be deemed to be beneficially owned by Dennis R. Washington, the trustee of the Dennis Washington Trust.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 49,576,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,576,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,576,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%**
14.	Type of Reporting Person IN

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares held by Deep Water Holdings, LLC, whose sole member is Washington Investments, LLC, whose sole member is the Dennis Washington Trust, may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Kyle Roy Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,390,233 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,390,233 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,390,233 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%**
14.	Type of Reporting Person OO

*

As the trustee of the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kyle Washington 2014 Trust. The Kyle Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,795,034 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,795,034 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,034 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%**
14.	Type of Reporting Person OO

*

As the trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kyle Washington 2005 Trust. The Kyle Washington 2005 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Kevin Lee Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,821,971 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,821,971 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,971 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%**
14.	Type of Reporting Person OO

*

As the trustee of The Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kevin Washington 2014 Trust. The Kevin Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Copper Lion, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,007,238 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,007,238 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,007,238 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%**
14.	Type of Reporting Person CO

*

In its capacity as trustee of the Kyle Washington 2014 Trust, Copper Lion, Inc. (“Copper Lion”) has voting and investment power with respect to the Common Shares held by the Kyle Washington 2014 Trust. In its capacity as trustee of the Kyle Washington 2005 Trust, Copper Lion has voting and investment power with respect to the Common Shares held by the Kyle Washington 2005 Trust. In its capacity as trustee of the Kevin Washington 2014 Trust, Copper Lion has voting and investment power with respect to the Common Shares held by the Kevin Washington 2014 Trust.

**	Based on 281,251,256 Common Shares outstanding as of July 13, 2022 as provided by the Issuer.

EXPLANATORY STATEMENT

This Amendment No. 31 to Schedule 13D (“Amendment No. 31”) relates to Common Shares, par value $0.01 per share (the “Common Shares”) of Atlas Corp., a corporation organized and existing under the Republic of the Marshall Islands (“Atlas” or the “Issuer”), formerly, Seaspan Corporation. This Amendment No. 30 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): Deep Water Holdings, LLC (“Deep Water”), Washington Investments, LLC, The Roy Dennis Washington Trust (the “Dennis Washington Trust”), Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), the Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), and Copper Lion, Inc.

This Amendment No. 31 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009, August 20, 2009, August 31, 2009, September 11, 2009, October 6, 2009, May 28, 2010, June 23, 2010, March 18, 2011, April 19, 2011, December 13, 2011, January 31, 2012, March 13, 2012, March 28, 2012, August 2, 2012, August 23, 2012, January 8, 2013, February 7, 2014, November 12, 2014, January 13, 2015, February 22, 2016, May 19, 2016, May 27, 2016, April 10, 2017, August 10, 2017, March 20, 2018, August 23, 2021, September 22, 2021, August 5, 2022 and September 27, 2022 (the “Schedule 13D”).

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 31, the Schedule 13D remains unmodified.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 4.

On October 31, 2022, Atlas entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Poseidon Acquisition Corp. (“Poseidon”) and Atlas Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Atlas, with Atlas continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to Atlas’s preferred shares) (the “Merger”). Poseidon is an entity formed by certain affiliates of the Reporting Persons, Fairfax Financial Holdings Limited (“Fairfax”), David Sokol, Chairman of the Board of Atlas, and Ocean Network Express Pte. Ltd. (“ONE”), and certain of their respective affiliates (collectively, the “Consortium”).

At the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement, each issued Atlas Common Share outstanding immediately prior to the Effective Time, other than outstanding shares of common stock, par value $0.01 per share, of Atlas (the “Atlas Common Shares”) contributed to Poseidon immediately prior to the closing of the Merger by the Reporting Persons, Fairfax, Mr. Sokol and Bing Chen, President and CEO of Atlas (the “Rollover Shares”), will be converted into the right to receive $15.50 per share in cash (the “Merger Consideration”). Each share of preferred stock of Atlas issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger, will remain outstanding and continue to trade on the NYSE, and no consideration shall be delivered in respect thereof.

Concurrently with the execution of the Merger Agreement, Poseidon and the holders of the Rollover Shares, as well as Mr. Chen, entered into certain rollover and contribution agreements, pursuant to which such holders will contribute to Poseidon the number of Atlas Common Shares set forth therein in exchange for a number of Poseidon common shares equal to the number of Atlas Common Shares contributed (the “Rollover Agreements”). The summary of the Rollover Agreements above is qualified in its entirety by reference to the Rollover Agreements as attached as Exhibits 99.10, 99.11, 99.12 and 99.13, respectively, which are incorporated by reference into this Item 4.

Also, prior to or concurrently with the execution of the Merger Agreement, and as a condition and inducement to Atlas’s willingness to enter into the Merger Agreement, Deep Water, ONE, and Mr. Sokol entered into equity commitment letters with Poseidon pursuant to which each such investor has agreed to provide, or cause to be provided, equity financing to Poseidon in connection with the Merger Agreement in an amount sufficient to fund the Merger consideration. The summary of the Equity Commitment Letters above is qualified in its entirety by reference to the Equity Commitment Letters attached as Exhibits 99.14, 99.15 and 99.16 hereto, which are incorporated by reference into this Item 4.

Concurrently with the execution of the Merger Agreement, each of the Reporting Persons, Fairfax, and Mr. Sokol entered into voting and support agreements (the “Voting and Support Agreements”) pursuant to which such shareholders have, on the terms and subject to the conditions set forth therein, among other things, agreed to vote all of the Atlas Common Shares as provided therein. The Voting and Support Agreements are included herewith as 99.17, 99.18 and 99.19 and are incorporated herein by reference.

The Merger would result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of Atlas, a merger or other extraordinary transaction involving Atlas, changes in the present board of directors or management of Atlas, changes to Atlas’s charter, by-laws or instruments corresponding thereto, the delisting of the Atlas Common Shares from the New York Stock Exchange and the Atlas Common Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and could result in a change to the present capitalization or dividend policy of Atlas.

The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement and Plan of Merger, which is included herewith as Exhibit 99.9 and incorporated herein by reference. Poseidon and Atlas have issued a joint press release relating to the Merger Agreement which is attached as Exhibit 99.20.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 is incorporated by reference into this Item 6 and Item 4 is hereby further amended and supplemented as follows:

On October 31, 2022, the members of the Consortium entered into a Side Letter to Joint Bidding Agreement (the “Side Letter”), which amends certain provisions of the original joint bidding agreement executed by the members (and attached to the original 13D relating to the Issuer filed by the Reporting Persons on August 5, 2022) to, among other things, provide that (i) the members would supply certain information to Atlas in connection with its antitrust, regulatory and SEC filings to be made pursuant to the Merger, and (ii) that the Equity Commitment Letters describe under Item 4 above would supersede the prior equity commitment letters provided to Poseidon. The summary of the Side Letter above is qualified in its entirety by reference to the Side Letter attached as Exhibit 99.21, which is incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits

Ex. 10.1	Joint Filing Agreement, between Deep Water Holdings, LLC, Washington Investments, LLC, the Dennis Washington Trust, Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust, the Kyle Roy Washington 2005 Trust, the Kevin Lee Washington 2014 Trust, and Copper Lion, Inc. dated August 23, 2021 and incorporated by reference to Amendment No. 27 to this Schedule 13D dated August 23, 2021.

Ex. 99.9:	Agreement and Plan of Merger between Atlas and Poseidon, dated October 31, 2022

Ex. 99.10	Rollover Agreement of the Reporting Persons, dated October 31, 2022

Ex. 99.11	Rollover Agreement of Farifax, dated October 31, 2022

Ex. 99.12	Rollover Agreement of David Sokol, dated October 31, 2022

Ex. 99.13	Rollover Agreement of Bing Chen, dated October 31, 2022

Ex. 99.14	Equity Commitment Letter of Reporting Persons, dated October 31, 2022

Ex. 99.15	Equity Commitment Letter of ONE, dated October 31, 2022

Ex. 99.16	Equity Commitment Letter of David Sokol, dated October 31, 2022

Ex. 99.17	Voting and Support Agreement of the Reporting Persons, dated October 31, 2022

Ex. 99.18	Voting and Support Agreement of Fairfax, dated October 31, 2022

Ex. 99.19	Voting and Support Agreement of David Sokol, dated October 31, 2022

Ex. 99.20:	Joint Press Release dated November 1, 2022

Ex. 99.21	Side Letter to Joint Bidding Agreement dated October 31, 2022

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2022	DEEP WATER HOLDINGS, LLC (1)

/s/ Jerry K. Lemon Jerry K. Lemon, Manager

Dated: November 2, 2022	WASHINGTON INVESTMENTS, LLC (1)

/s/ Jerry K. Lemon
Jerry K. Lemon, Manager

Dated: November 2, 2022	THE ROY DENNIS WASHINGTON TRUST (1)

/s/ Dennis R. Washington Dennis R. Washington, Trustee

Dated: November 2, 2022	DENNIS R. WASHINGTON (1)

/s/ Dennis R. Washington Dennis R. Washington

Dated: November 2, 2022	THE KYLE ROY WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: November 2, 2022	KYLE ROY WASHINGTON 2005 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED JULY 15, 2005, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATIONS AND RESTATEMENTS (1)

/s/ Christopher Hawks Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: November 2, 2022	THE KEVIN LEE WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: November 2, 2022	COPPER LION, INC. (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc.

(1)

This amendment is being filed jointly by Deep Water Holdings, LLC, Washington Investments, LLC, the Dennis Washington Trust, Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust, the Kyle Roy Washington 2005 Trust, the Kevin Lee Washington 2014 Trust, and Copper Lion, Inc., pursuant to the Joint Filing Agreement dated August 23, 2021 and incorporated by reference to Amendment No. 27 to this Schedule 13D dated August 23, 2021.